Our reference:
Date:	Your reference:

Sep 25, 2006

Ms. Jill S. Davis Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 U.S.A.

By fax

Dear Ms. Davis,

Many thanks for your letter dated September 20, 2006 with respect to our 2005 report on Form 20-F. We are undertaking preparation of a response, and this will confirm that due to the preparation time and also to our intention that the response be reviewed at the next scheduled Audit Committee meeting, we intend to provide a response to you on or before the end of October.

Best wishes,

Very truly yours,

SWEDISH MATCH AB

Group Finance

/s/ Fredrik Peyron
Vice President & Associate General Counsel
Corporate Affairs

Swedish Match AB (publ)

Postal address:	Visiting address:	Phone:	Fax:	Legal:
SE-118 85 Stockholm Sweden	Rosenlundsgatan 36	+46 8 658 02 00		Registered Office: Stockholm Reg.No.: 556015-0756